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                          June 16, 2023

       Jerome D. Jabbour
       Chief Executive Officer
       Matinas BioPharma Holdings, Inc.
       1545 Route 206 South, Suite 302
       Bedminster, New Jersey 07921

                                                        Re: Matinas BioPharma
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 9, 2023
                                                            File No. 333-272580

       Dear Jerome D. Jabbour:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Steven M. Skolnick,
Esq.